Exhibit 99.1

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES ANNOUNCES MANAGEMENT CHANGES WITHIN THE PEEBLES MERCHANDISING DEPARTMENT

HOUSTON, TX, June 24, 2005 - Stage Stores, Inc. (Nasdaq: STGS) today announced that Ron Palmore, Senior Vice President, Peebles General Merchandise Manager, will be retiring after 32 years of service with the Peebles organization. In conjunction with Mr. Palmore's retirement, which will be effective later this summer, Wendy Morgan and John Bower have each been promoted to the position of Senior Vice President, Peebles General Merchandise Manager. Prior to their promotion, both individuals had held the position of Vice President, Peebles Divisional Merchandise Manager.

Under the new alignment, Ms. Morgan will report directly to Dennis Abramczyk, Executive Vice President, General Merchandise Manager, and will oversee the Men's, Young Men's, Children's, Shoes and Intimate Apparel divisions for the Peebles stores. Mr. Bower will report directly to Cinny Murray, Executive Vice President, General Merchandise Manager, and will oversee the Misses Sportswear, Junior Sportswear, Special Sizes, Accessories, Cosmetics, Dresses and Home Décor divisions for the Peebles stores.   Ms. Morgan and Mr. Bower are currently located, and will remain, in the Company's South Hill, Virginia administrative offices.

Jim Scarborough, Chairman, President and Chief Executive Officer, commented, "We thank Ron for his many years of service and his invaluable contributions to our Company and we wish him well. At the same time, we want to congratulate Wendy and John on their well deserved promotions. They have exceptionally strong retailing and merchandising backgrounds and possess a wealth of knowledge about Peebles' markets, having worked a combined 44 years at Peebles. We look forward to their contributions as they continue to build upon the success of our Peebles merchandising department."

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Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 538 stores located in 29 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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